06051170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 2 2006
WASH., D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Abramson Financial, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 East 80th Street – Apt. 10E
(No. and Street)

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Abramson (212) 984-6200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820 (Address) Philadelphia (City) PA (State) 19102-1732 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

ABRAMSON FINANCIAL, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

SEPTEMBER 30, 2006

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Abramson Financial, LLC
New York, New York

We have audited the statement of financial condition of Abramson Financial, LLC as of September 30, 2006, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abramson Financial, LLC as of September 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
November 2, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 9/30/06 [99]
SEC FILE NO. 8-66282 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

		Allowable		Non-Allowable		Total	
1.	Cash	$	200			$	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	111,617	295				
	B. Other		300	$	550	111,617	810
3.	Receivables from non-customers		355		600		830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	102,172	424				
	E. Spot commodities		430			102,172	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $						
	B. Other securities $						
7.	Secured demand notes market value of collateral:		470		640		890
	A. Exempted securities $						
	B. Other securities $						
8.	Memberships in exchanges:						
	A. Owned, at market $						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	**TOTAL ASSETS**	$ 213,789	540	$	740	$ 213,789	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	4,600	1205		1385	4,600	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 4,600	1230	$	1450	$ 4,600	1760

Ownership Equity

21. Sole proprietorship			15 $	1770
22. Partnership (limited partners	11 $	1020)	209,189	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			16 ( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 209,189	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 213,789	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	209,189	3480
2.	Deduct ownership equity not allowable for Net Capital 19			(	)	3490
3.	Total ownership equity qualified for Net Capital				209,189	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$		3530
6.	Deductions and/or charges: 17					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges		3610	(	)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions 20			$		3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities 18		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	2,043	3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736	(	2,043)	3740
10.	Net Capital			$	207,146	3750

OMIT PENNIES

There were no material differences between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited September 30, 2006 Form X-17A-5 Part IIA filing.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	307	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	202,146	3770
15 Excess net capital at 100% (line 10 less 10% of line 19) 22	$	206,686	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. liabilities from Statement of Financial Condition				$	4,600	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3838
19. Total aggregate indebtedness				$	4,600	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	2	3750
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC

For the period (MMDDYY) from 24 10/1/05 [3932] to 9/30/06 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	25	3938
	c. All other securities commissions	104,741	3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	7,528	3995
9.	Total revenue	112,269	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11.	Other employee compensation and benefits	27	4115
12.	Commissions paid to other broker-dealers	21,160	4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	2,108	4195
15.	Other expenses	24,195	4100
16.	Total expenses	$ 47,463	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 64,806	4210
18.	Provision for Federal income taxes (for parent only)	28	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 64,806	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ 9,999	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC

For the period (MMDDYY) from 10/1/05 to 9/30/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$ 156,883	4240
	A. Net income (loss)			64,806	4250
	B. Additions (includes non-conforming capital of	29	4262)		4260
	C. Deductions (includes non-conforming capital of	(12,500	4272)	(12,500)	4270
2.	Balance, end of period (From item 1800)			$ 209,189	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30 $	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Pershing LLC	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	4600	4601	4602	4603	4604	4605
33	4610	4611	4612	4613	4614	4615
34	4620	4621	4622	4623	4624	4625
35	4630	4631	4632	4633	4634	4635
36	4640	4641	4642	4643	4644	4645
37	4650	4651	4652	4653	4654	4655
38	4660	4661	4662	4663	4664	4665
39	4670	4671	4672	4673	4674	4675
40	4680	4681	4682	4683	4684	4685
41	4690	4691	4692	4693	4694	4695
			TOTAL $ 42	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

ABRAMSON FINANCIAL, LLC

STATEMENT OF CASH FLOWS

For the year ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 64,806
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in	
Receivable from broker	23,856
Prepaid insurance	291
Increase (decrease) in	
Accounts payable and accrued expenses	(13,606)
Net cash provided by operating activities	75,347
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to member	(12,500)
Net increase in cash	62,847
CASH AND CASH EQUIVALENTS	
Beginning of year	39,325
End of year	$102,172

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Abramson Financial, LLC (the ***"Company"***), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers money market instruments to be cash equivalents. These are reflected as Other securities in its Statement of Financial Condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member Limited Liability Company, the Company is not subject to federal, state or local taxation. Rather, its taxable income is reported by its sole member.

(3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. The Company has negotiated a clearing agreement with Pershing LLC whereby all customer transactions are cleared on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2006, the Company had net capital of $207,146, which was $202,146 in excess of the net capital requirements of $5,000. These net capital requirements may effectively restrict the Company's ability to make distributions to its sole member.

(4) VARIOUS ASSETS AND CONCENTRATION OF CREDIT RISK

Receivables from brokers or dealers in the Statement of Financial Condition include $11,617 in commissions and interest receivable and a $100,000 deposit maintained in accordance with an agreement with the Company's clearing broker. The receivables and the Company's investment in a money market mutual fund represent concentrations of credit risk. Management believes the potential for loss is minimal.

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Member
Abramson Financial, LLC
New York, New York

In planning and performing our audit of the financial statements of Abramson Financial, LLC for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
November 2, 2006